EXHIBIT 99.1

STEALTHGAS INC. Reports Second Quarter and Six Months 2012 Financial and Operating Results

ATHENS, Greece, Aug. 17, 2012 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2012.

Second Quarter 2012 Results:

  Net income for the three months ended June 30, 2012 was $7.2 million, or $0.35 per share, compared to a net loss of $3.6 million, or $(0.17) per share, for the three months ended June 30, 2011. Lower voyage and operating costs, gain on sale of vessel and a lower derivative loss has resulted in the net income being higher despite revenues being lower.

  Voyage revenues for the three months ended June 30, 2012, amounted to $29.1 million, a decrease of $2.3 million, or 7.3%, compared to voyage revenues of $31.4 million for the three months ended June 30, 2011. The decrease in revenues was firstly due to the lower number of vessels in the fleet and secondly due to more of the vessels operating under bareboat charters in the 2012 period.

  Voyage expenses and vessels' operating expenses for the three months ended June 30, 2012 were $2.7 million and $7.5 million, respectively, compared to $5.3 million and $9.9 million for the three months ended June 30, 2011. The $2.6 million, or 49.1%, decrease in voyage expenses was due primarily to the lower number of vessels under spot charters in the 2012 period. The $2.4 million, or 24.2%, decrease in vessels' operating expenses was due primarily to the higher number of vessels operating under bareboat charters in the 2012 period.

  Included in the second quarter 2012 results are net losses from interest rate derivative instruments of $0.3 million. This amount includes $1.1 million, or $0.05 per share, of interest paid on recurring interest rate swap arrangements. The Company also realized a $0.1 million gain on sale of vessel. Adjusted net income was $6.5 million or $0.31 per share compared to $3.4 million or $0.16 per share for the same period last year.

  EBITDA for the three months ended June 30, 2012 amounted to $16.5 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income are set forth below.

An average of 36.5 vessels were owned by the Company in the three months ended June 30, 2012, earning an average time-charter equivalent rate of approximately $8,041 per day as compared to 38.7 vessels, earning an average time-charter equivalent rate of $7,457 per day for the same period of 2011.

Six Months 2012 Results:

  Net income for the six months ended June 30, 2012 was $14.6 million, or $0.71 per share, compared to a net loss of $2.1 million, or $(0.10) per share, for the six months ended June 30, 2011. Lower voyage and operating costs, gain on sale of vessel and a lower derivative loss has resulted in the net income being higher despite revenues being lower.

  Voyage revenues for the six months ended June 30, 2012, amounted to $58.3 million, a decrease of $3.6 million, or 5.8%, compared to voyage revenues of $61.9 million for the six months ended June 30, 2011. The decrease in revenues was firstly due to the lower number of vessels in the fleet and secondly due to more of the vessels operating under bareboat charters in the 2012 period.

  Voyage expenses and vessels' operating expenses for the six months ended June 30, 2012 were $5.3 million and $15.2 million, respectively, compared to $8.9 million and $20.4 million for the six months ended June 30, 2011. The $3.6 million, or 40.4%, decrease in voyage expenses was due primarily to the lower number of vessels under spot charters in the 2012 period. The $5.2 million, or 25.5%, decrease in vessels' operating expenses was due primarily to the higher number of vessels operating under bareboat charters in the 2012 period.

  Included in the first six months 2012 results are net losses from interest rate derivative instruments of $0.8 million. This amount includes $2.4 million, or $0.12 per share, of interest paid on recurring interest rate swap arrangements. The Company also realized a $1.4 million gain on sale of vessels. Adjusted net income was $11.7 million or $0.57 per share compared to $6.1 million or $0.29 per share for the same period last year.

  EBITDA for the six months ended June 30, 2012 amounted to $33.4 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income are set forth below.

An average of 36.7 vessels were owned by the Company in the six months ended June 30, 2012, earning an average time-charter equivalent rate of approximately $8,083 per day as compared to 38.5 vessels, earning an average time-charter equivalent rate of $7,726 per day for the same period of 2011.

Second quarter events:

As previously announced, the Gas Kalogeros was delivered to her new owners on May 4th, 2012. The vessel was sold at a small profit.

The Company took delivery from the yard of the 7,500 cbm LPG carrier, Gas Esco, as expected in June 2012. With the delivery of the Gas Esco, the Company's newbuilding program has been completed and there are no remaining capital expenditure requirements.

The time charter for the 5,018 cbm, built 2011, LPG carrier, Gas Cerberus has been extended for one year until July 2013.

CEO Harry Vafias commented

"We have seen considerable improvement in our bottom line as compared to the same period last year, as a result of the strengthening of the LPG market and our chartering strategy. Even though we may expect some typical seasonal weakness during the summer months, we are confident that the fundamentals in our core segment point to further market improvements in the future. With an improved cash position, we are still evaluating strategic opportunities to grow and renew our fleet and increase our market share."

Conference Call details:

On August 17th, 2012 at 11:00 am ET, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 966 9439 (US Toll Free Dial In) or 0800 694 0257 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial +01 631 510 7498 (US Toll Dial In), or +44 (0)1452 555 566 (Standard International Dial In). Please quote "20389534".

A telephonic replay of the conference call will be available until August 23rd, 2012 by dialling 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code: 20389534#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the LPG sector of the international shipping industry. As of the date of this press release, STEALTHGAS INC. has a fleet of 33 LPG carriers with a total capacity of 161,822 cbm, three medium range (M.R.) product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC.'s shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS."

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Fleet Data:

The following key indicators highlight the Company's operating performance during the second quarters and six months ended June 30, 2011 and June 30, 2012.

FLEET DATA	Q2 2011	Q2 2012	6M 2011	6M 2012
Average number of vessels (1)	38.7	36.5	38.5	36.7
Period end number of vessels in fleet	37	37	37	37
Total calendar days for fleet (2)	3,525	3,319	6,977	6,686
Total voyage days for fleet (3)	3,496	3,288	6,859	6,553
Fleet utilization (4)	99.2%	99.1%	98.3%	98.0%
Total charter days for fleet (5)	2,491	2,869	5,269	5,831
Total spot market days for fleet (6)	1,005	419	1,590	722
Fleet operational utilization (7)	87.5%	94.3%	90.1%	95.1%
AVERAGE DAILY RESULTS	Q2 2011	Q2 2012	6M 2011	6M 2012
Time Charter Equivalent – TCE (8)	$7,457	$8,041	$7,726	$8,083
Vessel operating expenses (9)	2,796	2,258	2,919	2,267
Management fees	358	316	366	318
General and administrative expenses	213	163	190	174
Total operating expenses (10)	3,009	2,421	3,109	2,442

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

9) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

10) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before (gain)/loss on sale of assets, impairment loss, loss on derivatives, excluding swap interest paid, and non-cash exchange difference. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30,		Six Months Period Ended June 30,
	2011	2012	2011	2012
Net Income - Adjusted Net Income
Net income/(loss)	(3,623,235)	7,185,909	(2,096,742)	14,565,421
Loss on derivatives	1,551,937	311,922	3,888,205	763,450
Less swap interest paid	(1,251,634)	(1,057,038)	(2,816,445)	(2,374,186)
Net (gain)/loss on sale of vessels	3,077,157	(97,444)	3,077,157	(1,372,409)
Impairment loss	2,571,088	----	2,571,088	----
Unrealized exchange loss	1,038,384	114,266	1,508,005	93,850
Adjusted Net Income	3,363,697	6,457,615	6,131,268	11,676,126

EBITDA - Adjusted EBITDA
Net income	(3,623,235)	7,185,909	(2,096,742)	14,565,421
Plus interest and finance costs	2,152,161	2,332,943	4,159,093	4,790,466
Less interest income	(31,439)	(58,754)	(35,959)	(106,241)
Plus depreciation	6,828,639	7,072,883	13,789,660	14,108,225
EBITDA	5,326,126	16,532,981	15,816,052	33,357,871

Adjusted Net Income	3,363,697	6,457,615	6,131,268	11,676,126
Plus interest and finance costs	2,152,161	2,332,943	4,159,093	4,790,466
Less interest income	(31,439)	(58,754)	(35,959)	(106,241)
Plus depreciation	6,828,639	7,072,883	13,789,660	14,108,225
ADJUSTED EBITDA	12,313,058	15,804,687	24,044,062	30,468,576

EPS - Adjusted EPS
Net income	(3,623,235)	7,185,909	(2,096,742)	14,565,421
Adjusted net income	3,363,697	6,457,615	6,131,268	11,676,126
Weighted average number of shares	21,104,214	20,552,568	21,101,448	20,552,568
EPS	(0.17)	0.35	(0.10)	0.71
Adjusted EPS	0.16	0.31	0.29	0.57

StealthGas Inc.
Unaudited Statements of Operations
(Expressed in United States Dollars, except number of shares)
	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2011	2012	2011	2012

Revenues
Voyage revenues	31,366,161	29,147,877	61,903,801	58,270,694

Expenses
Voyage expenses	5,296,192	2,708,448	8,910,043	5,300,383
Vessels' operating expenses	9,856,447	7,493,493	20,363,753	15,158,558
Dry-docking costs	545,143	499,819	1,726,517	1,782,904
Management fees	1,263,405	1,048,533	2,551,390	2,128,703
General and administrative expenses	751,241	542,372	1,324,753	1,165,383
Depreciation	6,828,639	7,072,883	13,789,660	14,108,225
Impairment loss	2,571,088	----	2,571,088	----
Net (gain)/loss on sale of vessels	3,077,157	(97,444)	3,077,157	(1,372,409)
Total expenses	30,189,312	19,268,104	54,314,361	38,271,747

Income from operations	1,176,849	9,879,773	7,589,440	19,998,947

Other (expenses)/income
Interest and finance costs	(2,152,161)	(2,332,943)	(4,159,093)	(4,790,466)
Loss on derivatives	(1,551,937)	(311,922)	(3,888,205)	(763,450)
Interest income	31,439	58,754	35,959	106,241
Foreign exchange gain/(loss)	(1,127,425)	(107,753)	(1,674,843)	14,149
Other expenses, net	(4,800,084)	(2,693,864)	(9,686,182)	(5,433,526)

Net income/(loss)	(3,623,235)	7,185,909	(2,096,742)	14,565,421

Earnings / (Loss) per share
- Basic	(0.17)	0.35	(0.10)	0.71
- Diluted	(0.17)	0.35	(0.10)	0.71

Weighted average number of shares
-Basic	21,104,214	20,552,568	21,101,448	20,552,568
-Diluted	21,104,214	20,552,568	21,101,448	20,552,568

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	December 31, 2011	June 30, 2012

Assets
Current assets
Cash and cash equivalents	43,539,303	57,018,088
Trade and other receivables	1,545,658	1,664,047
Claims receivable	516,403	146,547
Inventories	2,416,108	2,338,904
Advances and prepayments	628,623	791,663
Restricted cash	6,954,363	5,652,673
Vessel held for sale	921,285	----
Total current assets	56,521,743	67,611,922

Non current assets
Advances for vessels under construction	22,347,811	----
Vessels, net	613,832,973	649,267,998
Other receivables	----	68,527
Restricted cash	1,300,000	1,300,000
Deferred finance charges, net of accumulated
amortization of $1,374,020 and $1,582,501	1,707,624	1,499,143
Total non current assets	639,188,408	652,135,668
Total assets	695,710,151	719,747,590

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	7,874,990	7,366,699
Trade accounts payable	6,453,807	5,655,899
Accrued liabilities	4,749,162	4,110,082
Customer deposits	275,000	275,000
Deferred income	2,789,186	3,639,316
Fair value of derivatives	----	1,493,507
Current portion of long-term debt	33,166,887	35,787,544
Current portion of long-term debt associated with vessel held for sale	791,823	----
Total current liabilities	56,100,855	58,328,047

Non current liabilities
Fair value of derivatives	9,401,798	6,259,873
Long-term debt	317,109,471	327,458,540
Total non current liabilities	326,511,269	333,718,413
Total liabilities	382,612,124	392,046,460

Commitments and contingencies	----	----

Stockholders' equity
Capital stock	205,526	205,526
Additional paid-in capital	275,761,643	275,761,643
Retained earnings	37,058,140	51,623,561
Accumulated other comprehensive income	72,718	110,400
Total stockholders' equity	313,098,027	327,701,130
Total liabilities and stockholders' equity	695,710,151	719,747,590

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Six Month Periods Ended June 30,
	2011	2012

Cash flows from operating activities
Net income / (loss) for the period	(2,096,742)	14,565,421

Items included in net income/(loss) not affecting cash flows:
Depreciation	13,789,660	14,108,225
Amortization of deferred finance charges	203,482	208,481
Unrealized exchange loss	1,508,005	93,850
Share based compensation	4,071	----
Change in fair value of derivatives	1,071,760	(1,610,736)
Impairment loss	2,571,088	----
Net (gain)/loss on sale of vessels	3,077,157	(1,372,409)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	85,331	(186,916)
Claims receivable	(13,410)	(259,483)
Inventories	(1,478,363)	77,204
Advances and prepayments	385,943	(163,040)
Increase/(decrease) in
Payable to related party	(271,935)	(508,291)
Trade accounts payable	1,711,023	(797,908)
Accrued liabilities	(444,945)	(399,080)
Other current liability	(2,687,500)	----
Deferred income	(1,264,642)	850,130
Net cash provided by operating activities	16,149,983	24,605,448

Cash flows from investing activities
Insurance proceeds	240,980	629,339
Proceeds from sale of vessels, net	19,740,194	18,136,907
Acquisitions and advances for vessel under construction	(28,503,758)	(43,278,652)
Decrease in restricted cash account	----	1,301,690
Increase in restricted cash account	(31,321)	----
Net cash used in investing activities	(8,553,905)	(23,210,716)

Cash flows from financing activities
Deferred finance charges	(710,000)	----
Customer deposits paid	(285,000)	----
Loan repayment	(25,278,413)	(31,072,097)
Proceeds from long-term debt	32,900,000	43,250,000
Net cash provided by financing activities	6,626,587	12,177,903

Effect of exchange rate changes on cash	(1,508,005)	(93,850)

Net increase in cash and cash equivalents	12,714,660	13,478,785
Cash and cash equivalents at beginning of period	29,797,095	43,539,303
Cash and cash equivalents at end of period	42,511,755	57,018,088

Fleet Profile and Fleet Deployment:

The table below shows the Company's fleet development and deployment as of today:

LPG Carrier Fleet
Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration (1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-13
Gas Esco	7,500	F.P.	2012	Jun-12	Time Charter	Jun-17
Gas Husky	7,500	F.P.	2011	Jan-12	Bareboat	Jan-17
Gas Premiership	7,200	F.P.	2001	Mar-08	Spot	--
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun -13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Dec -12
Gas Moxie	6,526	F.P.	1992	May-05	Spot	--
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Nov-12
Gas Monarch	5,018	F.P.	1997	Dec-05	Spot	--
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-13
Gas Emperor	5,013	F.P.	1995	Feb-05	Spot	--
Gas Texiana	5,001	F.P.	1995	Nov-05	Time Charter	Jan-14
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-13
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Aug-12
Gas Defiance	5,000	F.P.	2008	Aug-08	Time Charter	Jan--15
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Nov-14
Gas Elixir	5,018	F.P.	2011	Feb-11	Bareboat	Dec-15
Gas Cerberus	5,018	F.P.	2011	Apr-11	Time Charter	Jul-13
Gas Myth	5,018	F.P.	2011	Sep-11	Time Charter	Nov-14
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Aug-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Jan-14
Gas Kaizen	4,109	S.R.	1991	Nov-04	Spot	--
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Spot	--
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-12
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	Jun-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Time Charter	Jan-13
Gas Ice	3,434	S.R.	1991	Apr-05	Time Charter	Jan-13
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Jan-15
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Sep-12
TOTAL LPG CARRIER FLEET: 33 VESSELS	161,822 Cbm

Tanker Fleet
Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Time Charter	Jul-16
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt
  F.P.: Fully-Pressurized
  S.R.: Semi-Refrigerated
  M.R.: Medium Range

   (1)    Earliest date charters could expire.

CONTACT: Company Contact:
         Konstantinos Sistovaris
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sistovaris@stealthgas.com